SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In compliance with CVM Instructions no. 480, dated December 07, 2009, and no. 481, dated December 17, 2009, the Company filed with the Brazilian Securities and Exchange Commission (CVM), on April 15, 2010, the information relating to the compensation of the Company’s directors and executive officers. This information was not included in the annual report on Form 20F as filed with the SEC on March 31, 2010.

(ii) percentage of each item in the total compensation:

The average percentages of each compensation item in 2009 are shown in the table below, considering our compensation policy currently in effect:

2009	Salary and “pro-labore” compensation	Benefits	Compensation Short-term for participation as member of Committees	Variable Compensation compensation (PPR)	Stock-based	Total
Board of Directors	100%					100%
Statutory Board of Executive Officers	19%	2%		73%	7%	100%
Non-Statutory Board of Executive Officers	45%	2%		42%	11%	100%
Statutory Audit Committee						0%
Committees			100%			100%

13.2 Compensation recorded in the income statement for the fiscal year ended on December 31, 2009 and compensation projected for the current fiscal year of the Board of Directors, Statutory Board of Executive Officers and Statutory Audit Committee of the Company

The tables below show the annual compensation assigned to the Board of Directors and to the Board of Executive Officers of the Company (i) recorded in the income statement for the fiscal year ended on December 31, 2009, considering the annual average of the number of members of each body calculated on a monthly basis*; and (ii) projected for the current fiscal year:

2009	Board of Directors	Board of Executive Officers	Statutory Audit Committee	Total
Number of members	8	4.92	N/A	12.92
Annual fixed compensation (in R$)	960,000.00	4,017,433.35	N/A	4,977,433.35
Salary or “pro-labore” compensation	960,000.00	3,717,433.35	N/A	4,677,433.35
Direct or indirect benefits	N/A	300,000.00	N/A	300,000.00
Compensation for participation as member of Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable compensation	N/A	14,432,000.0 0	N/A	14,432,000.0 0
Bonus	N/A	N/A	N/A	N/A
Profit share	N/A	14,432,000.00	N/A	14,432,000.00
Compensation for participation at meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	N/A	N/A	N/A
Benefits due to cessation of exercise of the office	N/A	N/A	N/A	N/A
Stock-based compensation	N/A	1,349,745.69	N/A	1,349,745.69
Compensation amount	960,000.00	19,799,179.04	N/A	20,759,179.04

*Part of the Variable Compensation informed in the table above is made up of and was determined based on a variable element, corresponding to the Company’s shares price at the day preceding the payment date, scheduled for April 2010.

2010	Board of Directors	Board of Executive Officers	Statutory Audit Committee	Total
Number of members	9	4,83	N/A	13,83
Annual fixed compensation (in R$)	1.200.000,00	4.710.540,00	N/A	5.910.540,00
Salary or “pro-labore” compensation	1.200.000,00	4.410.540,00	N/A	5.610.540,00
Direct or indirect benefits	N/A	300.000,00	N/A	300.000,00
Compensation for participation as member of Committees	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Variable compensation	N/A	17.952.960,00	N/A	17.952.960,00
Bonus	N/A	N/A	N/A	N/A
Profit share	N/A	17.952.960,00	N/A	17.952.960,00
Compensation for participation at meetings	N/A	N/A	N/A	N/A
Commissions	N/A	N/A	N/A	N/A
Other	N/A	N/A	N/A	N/A
Post-employment benefits	N/A	N/A	N/A	N/A
Benefits due to cessation of exercise of the office	N/A	N/A	N/A	N/A
Stock-based compensation	N/A	5.352.371,54	N/A	5.352.371,54
Compensation amount	1.200.000,00	28.015.871,54	N/A	29.215.871,54

*Part of the Variable Compensation informed in the table above is made up of and was determined based on a variable element, corresponding to the Company’s shares price at the day preceding the payment date, scheduled for April 2011.

** Note: The number of members of each body was ascertained in conformity with the provisions set forth in item 13.2, of the Official Release/CVM/SEP/ no. 03/2010.

13.3 Variable compensation for fiscal year ended on December 31, 2009 and variable compensation projected for the current fiscal year:

2009	Board of Directors	Board of Executive Officers	Statutory Audit Committee	Total
Number of members	N/A	5.00	N/A	5.00
Bonus (in R$)
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation amount, in case the pre-established goals are achieved	N/A	N/A	N/A	N/A
Amount actually recorded in the income statement	N/A	N/A	N/A	N/A
Profit share (in R$)
Minimum amount provided for in the compensation plan	N/A	14,432,000.00	N/A	14,432,000.00
Maximum amount provided for in the compensation plan	N/A	14,432,000.00	N/A	14,432,000.00
Amount provided for in the compensation amount, in case the pre-established goals are achieved	N/A	N/A	N/A	N/A
Amount actually recorded in the income statement	N/A	14,432,000.00	N/A	14,432,000.00

2010	Board of Directors	Board of Executive Officers	Statutory Audit Committee	Total
Number of members	N/A	5.00	N/A	5.00
Bonus (in R$)
Minimum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount provided for in the compensation plan	N/A	N/A	N/A	N/A
Amount provided for in the compensation amount, in case the pre-established goals are achieved	N/A	N/A	N/A	N/A
Amount actually recorded in the income statement	N/A	N/A	N/A	N/A
Profit share (in R$)
Minimum amount provided for in the compensation plan	N/A	13,456,000.00	N/A	13,456,000.00
Maximum amount provided for in the compensation plan	N/A	17,952,960.00	N/A	17,952,960.00
Amount provided for in the compensation amount, in case the pre-established goals are achieved	N/A	17,952,960.00	N/A	17,952,960.00
Amount actually recorded in the income statement	N/A	N/A	N/A	N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 29, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.